1 Q1 2023 Q3 2023 Q4 2023 Q2 2023 Q3 Letter to Shareholders PAGAYA TECHNOLOGIES LTD. DATE ISSUED November 2, 2023

2 Q3 Financial HighlightsOur third quarter performance once again underscored the strength of our two- sided network. We exceeded our outlook for the third quarter across all metrics and achieved record network volume, revenue and adjusted EBITDA. The strong momentum in our business and the integration of our product by new transformational partnerships are driving a step-change in our journey to transform the consumer finance ecosystem.” Gal Krubiner Co-founder and CEO “ $2.1B Record network volume of $2.1 billion (exceeding outlook of $1.9 billion to $2.0 billion), grew by 10% year-over-year, driven by continued growth of the Company’s largest strategic partners in its personal loan product and the ramp-up of new partnerships. $212M Record total revenue and other income of $212 million (exceeding outlook of $190 million to $200 million), grew by 4% year-over-year, driven primarily by 9% year-over-year growth in revenue from fees. $73M Revenue from fees less production costs (“FRLPC”) increased 29% year-over-year to $73 million. FRLPC as a percentage of network volume (“FRLPC margin”) improved 50 basis points year-over-year to 3.4%. $28M Adjusted EBITDA increased to $28 million (exceeding outlook of $10 million to $20 million), now exceeding $100 million on an annualized run- rate basis, based on the third quarter. This is an increase of $33 million compared to the third quarter of 2022, benefiting from the growth in FRLPC and operating leverage as the business scales. The Company also generated positive quarterly GAAP operating income for the first time as a public company. $14M Adjusted net income of $14 million, which represents the second consecutive quarter of positive adjusted net income.

3 Q3 Business Highlights (1) As of June 2023 Announced integration of our personal loan product with a top 5 bank in the U.S. based on total assets This new partnership delivers a step-change in scaling our network, as we are breaking barriers to increasingly serve large enterprise customers with our bank-ready product, with the potential to expand to other products or markets over time. Announced integration of our auto product with a top 4 OEM captive finance company by U.S. vehicle sales This represents the first OEM captive to utilize our technology. This integration marks a critical milestone for our auto product by accessing an OEM dealership network, with a focus on new vehicle sales. Announced integration of our auto product with Westlake Financial, with access to approximately 50,000 franchise and independent dealerships Westlake is one of the nation’s leading subprime auto lenders with a portfolio of nearly $24 billion in assets under management. The partnership will initially focus on Westlake’s network of franchise dealerships with the next wave of expansion expected to focus on its larger network of independent dealers. Announced the integration of our rental product with three industry-leading real estate investment firms: BLVD Residential, My Community Homes, a KKR backed company (“MCH”), and Rithm Capital Corp These partnerships will utilize Darwin’s technology to enhance the tenant experience and enable more consumers to rent homes. With these new partnerships, our rental B2B2C platform will manage over 13,000 homes, making Darwin a top 10 single- family rental operator in the country within the first year of its acquisition by Pagaya. Diversifying our revenue sources with innovative new products The depth and breadth of our connectivity across our lender network enables the testing and launch of new solutions, such as advisory services to optimize the loan life-cycle, designed to create value for our partners while providing new revenue streams for Pagaya.

4 Gal Krubiner Co-founder and CEO Dear fellow shareholder, In the third quarter, we delivered another set of strong results, with record quarterly network volume and revenue. We expanded our FRLPC margin and delivered record adjusted EBITDA, now run-rating at over $100 million on an annualized basis based on the third quarter. Importantly, we achieved a step-change in the expansion of our network with two new transformational partners joining our network last month - a top five bank in the U.S. and a top four auto OEM captive. We are now integrated with 28 lenders across 5 markets, with a funding network of 90+ unique institutional investors. 3.4% Highest FRLPC margin in the past 6 quarters >$100M Adjusted EBITDA annualized run-rate based on 3Q23

5 Our value proposition Our mission at Pagaya is to deliver more financial opportunity to more people, more often. To do so, we developed a two-sided network that offers lenders and investors a one-of-a-kind product suite. By integrating Pagaya’s product, lenders can expand access to credit to more borrowers, resulting in growth in originations and revenues, without incremental credit risk. At the same time, investors gain access to a continuous flow of AI-enabled consumer credit and real estate assets. A powerful two-sided network Lenders Investors Lenders use Pagaya’s technology to originate more loans without taking on incremental risk Investors use Pagaya’s technology to acquire diverse assets from 28 lenders across multiple markets • #1 issuer of personal loan ABS in the US • Issued ~$5B YTD across 11 ABS transactions Pagaya earns 3-4% on originated loans

In today's environment, our product is more relevant than ever, as we benefit from two macro tailwinds for our business. First, banks are facing increasing pressure to tighten their lending standards amidst challenging market liquidity conditions and higher regulatory capital requirements. Second, private credit has an increasing mandate to deploy significant dry powder expeditiously, with a growing allocation to U.S. consumer credit. Our product offers a solution to both sides – we can help banks originate more loans without the burden of capital requirements and offer private credit a growing flow of billions of dollars of diverse consumer credit assets at attractive yields. If these macro trends continue, we expect increased demand for our product from both lenders and investors, as we partner together to support the financial needs of American consumers.

With continued strong network expansion, improving unit economics and operating leverage at scale, Pagaya is a fundamentally transformed company, even compared to just three months ago. Our network is stronger, our product is in high demand, and we have carved a clear path to deliver sustainable, profitable growth.



Network Volume
$ billions
+10%
+20%
$0.7
$1.1
$1.5
$1.6
$1.6
$1.9
$1.9
$1.8
$1.9
$2.0
$2.1
$2.2[1]
1Q'21
2Q'21
3Q'21
4Q'21
1Q'22
2Q'22
3Q'22
4Q'22
1Q'23
2Q'23
3Q'23
4Q'23 outlook

(1) Based on the implied outlook for the fourth quarter based on the Company's full-year 2023 outlook, at the midpoint of the range

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7 Our Growth Strategy Explained Our vision is for our product suite to be integrated with most major loan origination systems (“LOS”) in the U.S. Our growth is driven by: (1) expanding integration of our product with more lender LOS, which drives increased application volume, which in turn enables continuous refinement of our product suite to serve our lender needs, driving its stickiness; (2) an increasing flow of new data over time that, all else being equal, leads to a higher rate at which we can convert applications into loans; (3) while doing so in a cost-efficient way to create quality financial products for investors. Advancing on this vision is reflected in our following medium-term financial goals (on an annual basis): $25B Network Volume $1B FRLPC $500M Adjusted EBITDA To achieve our medium-term ambitions, we are focused on executing the following key strategic initiatives: 1. Expand our product integration to more lenders across markets: with a focus on large U.S. banks and auto captives to drive increased loan application flow; 2. Increase our conversion rate with technology: by incorporating incremental data from new, large partnerships to drive credit model enhancements; 3. Deliver quality, efficient financial products at scale: increase the efficiency and lower the cost of investors’ capital through innovative structuring, diversification and scale, which in turn drives increased investor demand. 1. Expanding our product integration We plan to drive growth by expanding our connectivity to U.S. lenders and continuously refining our product suite to meet their evolving needs. The depth and breadth of our connectivity across the financial ecosystem translates to a significant accumulation of knowledge about each lender’s end customer: whether it be consumers, dealerships, or merchants. We use this knowledge to develop tailor- made, distinct solutions, making our product sticky and in high demand. For example, in personal loans, we have spent the past few years developing what we believe is a best-in-class enterprise-grade product that solves for the stringent regulatory and capital requirements of FDIC-regulated banks. In auto, we are focused on enhancing product features that improve the dealership transaction experience, and in PoS lending, we are developing merchant-forward solutions.

8 With our existing partners, we are focused on driving application flow through product innovation and channel expansion, such as introducing our first-look product extension, our broadening set of marketing solutions, or cross-selling our solutions for other markets (like auto or PoS). Looking at all of our existing partners as of year-end 2022, they generated an estimated $65-$75 billion in annual originations. If we apply Pagaya’s average contribution to total volumes of its most mature partners of approximately 20%, the long-term network volume potential of these partnerships could range from $12-$16 billion. For new partner integrations, our focus is rolling out our product to our robust pipeline of large U.S. banks and auto captives. So far this year, we launched three new product integrations, in line with our target of 2-4 integrations annually. When we onboard a new partner, the first year - the integration year - is focused on expanding across the lender’s network of branches, dealers, or merchants, ensuring our product is live and operating successfully at each point-of-sale. In year two - the ramp-up year - we are focused on growing volumes with the lender as our models learn from the new flow, enabling an increasing conversion rate, all else being equal. By year 3 - the expansion year - most partnerships are fully ramped up and the focus turns to further expansion and product innovation to drive consistent growth in volumes. To put it into context, the partners and channels we onboarded in 2022 delivered an additional $800 million to our network volume in the first 9 months of 2023, and we expect this figure to grow to approximately $1 billion in full-year 2023. We expect that our recently announced cohort of 2023 integrations (Westlake Financial, top 5 bank, and top 4 auto captive), which are much larger in total size and volume potential compared to our 2022 cohort, has the potential to generate significantly more incremental network volume over the next 12-18 months.

9 For our 2024 plan, we expect that all of our network volume will be sourced from partners that are already part of our network as of today. Looking to our future pipeline, we are in discussions with 80% of the top 25 U.S. banks. We have more than 10 opportunities across banks and auto captives that are in our “deep funnel” – in the later stages of business case development and onboarding. Our latest-stage opportunities in our deep funnel (those we expect can be onboarded within the next 12-24 months) represent an opportunity of approximately $2-$3 billion in incremental annual network volume once fully ramped. On the lender side of our network, our growth will rely on our ability to deepen our existing lending relationships and the rate at which we convert our current deep funnel opportunities. Our Growth team has a proven track record of integrating 2-4 partners every year for the past 3 years. The progress we’ve made in advancing our product to this stage, so that it can deliver for lenders across markets, customer segments and sizes, reinforces my confidence in our ability to expand our network to new, large strategic partnerships over time. 80% of the top 25 U.S. banks are currently in Pagaya’s pipeline Path to our $25 billion medium-term ambition Total Network Volume ($B) $8.0-8.2 2023 $25 Medium-term ambition $7.3 2022 $4.9 2021 Note: Chart not at scale; for illustrative purposes only Existing partners as of 2021 2022 partner cohort (Ally Financial, Klarna, and others) 2023 partner cohort (Westlake, top 5 bank, auto captive) 2-4 of current deep funnel targets converted to partners Current early-stage pipeline targets Future pipeline leads $2-3 $3-6 $2-4 $12-16

10 2. Increasing conversion through technology As we receive higher application flow, we can enhance our credit decisioning capabilities through increased proprietary data, which can lead to both an improved conversion rate of applications and better returns for investors. Our models get smarter over time as we see more data – we can detect behavioral patterns, better predict the impact of macro trends on the ability of consumers to repay or detect instances of fraud. With time, as the predictive power of our AI models improves, we can increase our conversion rate by approving more loans at similar or higher expected returns. Higher conversion rates also lead to a strengthened competitive moat with our lenders. When we first plug into a new lender, our conversion rate tends to be lower than average as our models start to train on a new dataset. Over time, as shown in the illustration below, we expect the conversion rate for each lending partner, all else being equal, to steadily improve over time as our models learn on the incoming data flow. 3. Delivering high quality, efficient financial products at scale On the funding side for our network, we’re focused on driving innovation in structuring and issuing at scale to effectively reduce the cost of capital while still delivering similar asset returns. This includes issuing more rated transactions, issuing consistently across all market conditions, and optimizing for structures that meet investor needs. These initiatives make our investment products more attractive, driving increased demand. We’re also exploring new funding channels – such as forward flow arrangements that enable us to originate and deliver loans to investors based on their predetermined criteria – to diversify our offering to new investor types, such as large insurance companies. Pagaya’s conversion rate is expected to grow over time as we enhance our models with new data % conversion rate of applications into loans Time Conversion rate over time, all else being equal Potential impact of macro conditions

11 Q3 Progress on our Growth Strategy In the third quarter, we made meaningful progress in growing both sides of our network, as we continue to advance on our medium-term goals. 1. Expanding our product integration with new enterprise partnerships PERSONAL LOAN In personal loan, I’m pleased to announce that in October, we integrated our product with a top 5 bank in the U.S., based on total assets. This is our largest lending partnership to date by asset size. With Pagaya, banks can deepen relationships with existing customers by offering a broader array of products, in turn increasing customer lifetime value, while also providing more consumers with more access to mainstream financial products. AUTO In auto, we are also excited to announce the integration of our auto product with the captive financing arm of one of the world’s largest auto manufacturers. This OEM had over 1.5 million in annual vehicle sales in the U.S. in 2022, with more than 10% market share in new vehicle sales among large U.S. OEMs. We expect this integration will generate significant incremental application flow beyond our existing auto partnerships, as it will enable Pagaya to penetrate financing for new vehicle sales in the OEM’s 2,500 franchise dealerships across the nation. We are also excited about our recently launched partnership with Westlake Financial. Westlake is the number one subprime lender in the U.S. with independent dealerships and the number four with franchise dealerships, serving a network of approximately 50,000 total dealerships. The partnership will initially focus on franchise dealerships but is expected to expand to Westlake’s larger network of independent dealerships (complementing Pagaya’s existing presence in franchise dealerships with its other auto lending partners). The addition of several large auto partners over the past year is a testament to the attractiveness of our auto product - transforming Pagaya into one of the auto industry’s leading providers of AI-driven credit-decisioning technology. Onboarded Integrated our first OEM auto captive partner Top 4 OEM captive in the US by vehicle sales with >2,500 franchise dealerships Top 5 Bank in the U.S. by asset size

12 >$100B incremental annual application volume from 2022 and 2023 lender integrations PoS Application Flow Doubled Sequentially vs 2Q23 2x 3Q’232Q’23 Now serving >10 auto lenders with a presence in tens of thousands of franchise and independent dealerships POS In point-of-sale (“PoS”), we are seeing accelerated growth of our product, supported by our partnership with Klarna, the world’s leading buy-now-pay-later provider. Our total PoS application volume doubled sequentially in Q323 compared to the second quarter and grew by 6 times compared to the first quarter. Our PoS product is currently focused on the 6-month and 12-month term loan product. Given the success of our partnership to date, we are in discussions to further expand our collaboration, including exploring a program to target larger-ticket size loans as a prime opportunity to gain market share in the competitive PoS market in the U.S. In summary, the expansion of partnerships integrated in 2022 and 2023 is expected to drive a step-change in our network growth, with the potential to drive an additional ~$100 billion or more in application volume each year.

13 2. Model enhancements and data-driven improvements in conversion rate As mentioned above, to improve loan conversion, we’re continuously making enhancements to our data science and credit models. In the current environment, considering lower risk tolerance by our lending partners, we developed newer models that improve pricing by focusing on reducing delinquency rates and optimizing between channels. This translates to higher returns for every incremental unit of underwritten risk. For example, in Q3, we introduced an updated credit model in our personal loan product. This version focuses on better utilizing our network proprietary data to predict activation sensitivity (the probability a consumer will accept a loan offer) and loan return. We expect that these enhancements can lead to up to a 50 basis points increase in annualized asset returns. We also made critical updates to our auto underwriting technology. These updates include enriching our existing methodology with additional vehicle valuation data points, improving the predictive accuracy of asset performance over time. Applications Evaluated vs Conversion Rate % 1Q’21 2Q’21 3Q’21 4Q’21 1Q’22 2Q’22 3Q’22 4Q’22 1Q’23 2Q’23 3Q’23 Applications per quarter ($B) versus conversion rate (%) $182B Applications evaluated in 3Q23 <1% Conversion rate from applications to issued loans in 3Q23 Quaterly Application Volume ($B) Conversion Rate (%)

14 Cumulative Investor Base 1 2 5 5 6 6 7 22 36 42 47 47 50 52 67 67 77 81 89 93 1Q’19 2Q’19 3Q’19 4Q’19 1Q’20 2Q’20 3Q’20 4Q’20 1Q’21 2Q’21 3Q’21 4Q’21 1Q’22 2Q’22 3Q’22 4Q’22 1Q’23 2Q’23 3Q’23 4Q’23 3. Consistently raising capital with attractive financial products On the funding side of our network, we are consistently innovating to deliver fit- for-market structures that optimize the cost of capital for each transaction. In the third quarter we had a record quarter of ABS issuance, with $1.8 billion issued across four transactions. We were once again the number one personal loan ABS issuer by issuance size, solidifying our reputation as the benchmark issuer of this product. Our expertise in structuring and executing complex transactions is also reflected in the expansion of our credit union trade product - an off-the-shelf funding structure that can swiftly be deployed by any of our investors looking to be opportunistic in this market. Our growing scale has also allowed us to tap into the rated auto ABS market, including our recently rated $281 million RPM 2023-3 deal, which helps reduce the cost of capital for our auto ABS issuance. As a result of our scale, efficiency and innovative structuring, we are seeing growing investor demand. Our deals continue to be oversubscribed, with our last four deals oversubscribed by an average of 2x. We added six new investors to the network since August 2023, two of which were in the top-tier whole-life insurance and asset management industries, each with over $400 billion in total assets under management. These partnerships underscore the ability of our product to meet the needs of prominent financial institutions. $1.8B issued in 3Q23 across 4 ABS transactions

15 4. New Monetization Opportunities As we look to drive the next phase of growth at Pagaya, we’re continuously seeking opportunities to further monetize our product offering. During the past quarter, we tested and launched a new product in collaboration with select partners to offer data-driven advisory services to optimize the loan life-cycle. The successful execution of this initiative has already resulted in over $1 million in incremental EBITDA year-to-date. We believe this product has the potential to generate over $10 million of incremental EBITDA on an annualized basis. As part of our efforts to drive innovation and revenue diversification, we hired a seasoned product leader as our new Chief Product Officer, to lead this strategy and streamline our future product roadmap. This roadmap includes exploring opportunities to innovate outside of our current product offering, including potential expansion into new markets – such as home improvement PoS financing – that we believe can benefit from our tech- enabled network.

16 Well Positioned for Sustainable, Profitable Growth The future of Pagaya is bright. With strong execution enabled by a product-focused strategy, we are delivering on our mission to help consumers get access to more credit, while expanding our connectivity in the financial ecosystem. Looking ahead, we are confident in our trajectory and our plan to achieve our long-term objectives.

17 Michael Kurlander Chief Financial Officer Financial Results Our third quarter results once again demonstrated the strength of our two- sided network and the resiliency of our business model. We achieved record network volume for our lending partners. Application flow was approximately $182 billion in the third quarter, while our conversion rate remained below 1% and well below our historical average, reflecting our continued focus on optimizing for investor returns. Our unit economics are improving with our FRLPC margin at 3.4% in the third quarter, an increase of 50 basis points year-over-year and within our target range of 3-4%. We achieved our lowest operating expense level since becoming a public company, which, when combined with higher revenues and FRLPC, has resulted in continued improvement in operating leverage. We delivered a record quarter of adjusted EBITDA with a double-digit adjusted EBITDA margin for the first time, positive GAAP operating income, and we are driving closer to GAAP net income profitability.

18 NETWORK VOLUME Network volume reached an all-time high, growing by approximately 10% year-over-year to $2.1 billion, driven by continued growth of our top strategic partners, as well as the ramp-up of newer partnerships in auto, point-of-sale and single-family rental. TOTAL REVENUE AND OTHER INCOME Total revenue and other income grew 4% to $211.8 million driven by a 9% increase in revenue from fees, which comprised 95% of total revenue and other income. FRLPC Revenue from fees as a percentage of network volume, our take rate, was 9.5%, similar to last year’s 9.6%. Production costs as a percentage of network volume were 6.1%, a decline of 61 basis points versus the prior year. Our FRLPC (fee revenue less production costs) increased by 29% versus the prior year to $72.7 million, amounting to 3.4% of network volume (an improvement of 50 basis points year-over-year), driven by higher net lending product fees. In the third quarter, approximately 60% of our FRLPC margin was earned on our lender product, while 40% was earned from the investor side of our network. FRLPC earned on the lending side of our network surpassed 2% of network volume for the first time, as our product continues to be in high demand from our lending partners as a key enabler of their growth in this environment. Fees earned on our lending product: • AI Integration fees less production costs grew to $46 million this quarter, compared to $16 million in the prior year period, reflecting increased monetization of our product as we expand with each of our lending partners. Network Volume +10% 3Q’22 3Q’23 $1.9B $2.1B Total Revenue and Other Income 3Q’22 3Q’23 $204M $212M +4% FRLPC as % of Network Volume 3Q’22 3Q’23 2.9% 3.4% +50bps

19 Fees earned on the investor side of our network: • Capital markets execution fees, which are driven by the market pricing of our ABS transactions, were $10 million this quarter, compared to $21 million in the prior year period, as pricing continues to be impacted by the tight liquidity environment. • Contract & other fees earned for the management, administration and performance of our financing vehicles were $17 million this quarter, compared to $19 million in the prior year. Operating expenses, less share-based compensation, depreciation, and one-time expenses - our core operating expenses - declined by 23% year-over-year to $52 million. Core operating expenses as a percentage of revenue have now declined for five consecutive quarters to 25%. This is in the context of delivering a record level of network volume and total revenue this quarter, speaking to the inherent operating leverage in our business. The decrease in core operating expenses was driven by a reduction in both compensation and non-compensation expenses, as we continue to benefit from the cost-savings initiatives implemented earlier in the year and remain focused on disciplined expense management. Compensation expenses decreased by 28% and non-compensation expenses decreased by 18%, on a year-over-year basis. Share-based compensation expense was $20.7 million in the third quarter. ADJUSTED EBITDA As a result of the growth in FRLPC and this cost efficiency, we delivered record adjusted EBITDA of $28.3 million, up from negative $5.2 million last year and $17.5 million in the second quarter of 2023, with an adjusted EBITDA margin of 13%. Since becoming a public company, this is our first quarter achieving an adjusted EBITDA margin above 10%, as well as positive GAAP operating income. GAAP net loss shrank to its lowest level since Q2’22 at $21.8 million, down from $74.8 million last year. Excluding the impact of non-cash items such as share-based compensation expense, we reported our second consecutive quarter of positive adjusted net income of $14.3 million. -$5M Adjusted EBITDA 3Q’22 3Q’23 $28M +$33M

20 Financial Outlook With the strong momentum in our business year-to-date, we are raising our full-year outlook ranges for network volume, total revenue & other income and adjusted EBITDA. Full-year 2023 outlook FY23E $8.0B to $8.2B $800M to $825M $65M to $75M Network Volume Total Revenue and Other Income Adjusted EBITDA

21 Conference Call and Webcast Information The Company will hold a webcast and conference call today, November 2, 2023 at 8:30 a.m. Eastern Time. A live webcast of the call will be available via the Investor Relations section of the Company’s website at investor.pagaya.com. To listen to the live webcast, please go to the site at least five minutes prior to the scheduled start time to register, download and install any necessary audio software. Shortly before the call, a copy of the accompanying presentation will be made available on the Company’s website. Shortly after the call, a replay of the webcast will be available for 90 days on the Company’s website. The conference call can also be accessed by dialing 1-877-407-9208 or 1-201-493-6784. The telephone replay can be accessed by dialing 1-844-512-2921 or 1-412-317-6671 and providing the conference ID# 13739484. The telephone replay will be available starting shortly after the call until Thursday, November 16, 2023. A replay will also be available on the Investor Relations website following the call. About Pagaya Technologies Pagaya (NASDAQ: PGY) is a global technology company making life-changing financial products and services available to more people nationwide,as it reshapes the financial services ecosystem. By using machine learning, a vast data network and a sophisticated AI-driven approach, Pagaya provides comprehensive consumer credit and residential real estate solutions for its partners, their customers, and investors. Its proprietary API and capital solutions integrate into its network of partners to deliver seamless user experiences and greater access to the mainstream economy. Pagaya has offices in New York and Tel Aviv. For more information, visit pagaya.com. INVESTORS & ANALYSTS Jency John Head of Investor Relations ir@pagaya.com PRESS Emily Passer Head of PR & External Communications ir@pagaya.com

22 Cautionary Note About Forward-Looking Statements This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “can,” “could,” “estimate,” “expect,” “intend,” “may,” “opportunity,” “future,” “strategy,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. All statements other than statements of historical fact are forward-looking statements, including statements regarding: The Company’s strategy and future operations, including the Company’s ability to continue to deliver consistent results for its lending partners and investors; the Company’s ability to continue to drive sustainable gains in profitability; the Company’s ability to achieve continued momentum in its business; and the Company’s financial outlook for Network Volume, Total Revenue and Other Income and Adjusted EBITDA for the full year 2023. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and assumptions include factors relating to: the Company’s ability to attract new partners and to retain and grow its relationships with existing partners to support the underlying investment needs for its securitizations and funds products; the need to maintain a consistently high level of trust in its brand; the concentration of a large percentage of its investment revenue with a small number of partners and platforms; its ability to sustain its revenue growth rate or the growth rate of its related key operating metrics; its ability to improve, operate and implement its technology, its existing funding arrangements for the Company and its affiliates that may not be renewed or replaced or its existing funding sources that may be unwilling or unable to provide funding to it on terms acceptable to it, or at all; the performance of loans facilitated through its model; changes in market interest rates; its securitizations, warehouse credit facility agreements; the impact on its business of general economic conditions, including, but not limited to rising interest rates, inflation, supply chain disruptions, exchange rate fluctuations and labor shortages; the effect of and uncertainties related to public health crises such as the COVID-19 pandemic (including any government responses thereto); geopolitical conflicts such as the war in Israel; its ability to realize the potential benefits of past or future acquisitions; anticipated benefits and savings from our recently announced reduction in workforce; changes in the political, legal and regulatory framework for AI technology, machine learning, financial institutions and consumer protection; the ability to maintain the listing of our securities on Nasdaq; the financial performance of its partners, and fluctuations in the U.S. consumer credit and housing market; its ability to grow effectively through strategic alliances; seasonal fluctuations in our revenue as a result of consumer spending and saving patterns; pending and future litigation, regulatory actions and/or compliance issues including with respect to the merger with EJF Acquisition Corp.; and other risks that are described in and the Company’s Form 20-F filed on April 20, 2023 and subsequent filings with the U.S. Securities and Exchange Commission, including the Company’s Report of Foreign Private Issuer on Form 6-K filed or to be filed on November 2, 2023. These forward-looking statements reflect the Company’s views with respect to future events as of the date hereof and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. The forward-looking statements are made as of the date hereof, reflect the Company’s current beliefs and are based on information currently available as of the date they are made, and the Company assumes no obligation and does not intend to update these forward-looking statements.

23 Financial Information; Non-GAAP Financial Measures Some of the unaudited financial information and data contained in this press release and Form 6-K, such as Fee Revenue Less Production Costs (“FRLPC”), FRLPC Margin, Adjusted EBITDA and Adjusted Net Income (Loss), have not been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). To supplement the unaudited consolidated financial statements prepared and presented in accordance with U.S. GAAP, management uses the non-GAAP financial measures FRLPC, FRLPC Margin, Adjusted Net Income (Loss) and Adjusted EBITDA to provide investors with additional information about our financial performance and to enhance the overall understanding of the results of operations by highlighting the results from ongoing operations and the underlying profitability of our business. Management believes these non-GAAP measures provide an additional tool for investors to use in comparing our core financial performance over multiple periods. However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by U.S. GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our unaudited consolidated financial statements prepared and presented in accordance with U.S. GAAP. To address these limitations, management provides a reconciliation of Adjusted Net Income (Loss) and Adjusted EBITDA to net income (loss) attributable to Pagaya’s shareholders and a calculation of FRLPC and FRLPC Margin. Management encourages investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjusted Net Income (Loss) and Adjusted EBITDA in conjunction with its respective related GAAP financial measures. Non-GAAP financial measures include the following items: Fee Revenue Less Production Costs (“FRLPC”) is defined as revenue from fees less production costs. FRLPC Margin is defined as FRLPC divided by Network Volume. Adjusted Net Income (Loss) is defined as net income (loss) attributable to Pagaya Technologies Ltd.’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, impairment, including credit- related charges, restructuring expenses, transaction- related expenses, and non-recurring expenses associated with mergers and acquisitions. Adjusted EBITDA is defined as net income (loss) attributable to Pagaya Technologies Ltd.’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, impairment, including credit- related charges, restructuring expenses, transaction- related expenses, non-recurring expenses associated with mergers and acquisitions, interest expense, depreciation expense, and income tax expense (benefit). These items are excluded from our Adjusted Net Income (Loss) and Adjusted EBITDA measures because they are noncash in nature, or because the amount and timing of these items is unpredictable, is not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful. We believe FRLPC, FRLPC Margin, Adjusted Net Income (Loss) and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included FRLPC, FRLPC Margin, Adjusted Net Income (Loss) and Adjusted EBITDA because these are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with U.S. GAAP and may be different from similarly titled non-GAAP financial measures used by other companies. The tables below provide reconciliations of Adjusted EBITDA to Net Loss Attributable to Pagaya Technologies Ltd., its most directly comparable U.S. GAAP amount. In addition, Pagaya provides outlook for the fiscal year 2023 on a non-GAAP basis. The Company cannot reconcile its expected Adjusted EBITDA to expected Net Loss Attributable to Pagaya under “Full-Year 2023 Outlook” without unreasonable effort because certain items that impact net income (loss) and other reconciling items are out of the Company’s control and/or cannot be reasonably predicted at this time, which unavailable information could have a significant impact on the Company’s U.S. GAAP financial results.

Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)	Three Months Ended September 30, 2023	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022
Revenue				
Revenue from fees	$ 201,447	$ 185,614	$ 562,386	$ 507,241
Other Income				
Interest income	10,375	13,666	30,965	43,127
Investment income (loss)	(65)	4,675	656	5,670
Total Revenue and Other Income	**211,757**	**203,955**	**594,007**	**556,038**
Production costs	128,792	129,115	374,462	326,375
Research and development[1]	18,039	38,643	56,833	127,379
Sales and marketing[1]	11,339	26,579	40,197	90,229
General and administrative[1]	53,425	73,790	157,567	236,863
Total Costs and Operating Expenses	**211,595**	**268,127**	**629,059**	**780,846**
Operating Income (Loss)	**162**	**(64,172)**	**(35,052)**	**(224,808)**
Other income (loss), net	(47,260)	3,233	(131,135)	9,846
Loss Before Income Taxes	(47,098)	(60,939)	(166,187)	(214,962)
Income tax expense (benefit)	(1,158)	6,065	10,515	25,604
Net Loss Including Noncontrolling Interests	**(45,940)**	**(67,004)**	**(176,702)**	**(240,566)**
Less: Net income (loss) attributable to noncontrolling interests	(24,188)	7,785	(62,682)	27,757
Net Loss Attributable to Pagaya Technologies Ltd.	**$ (21,752)**	**$ (74,789)**	**$ (114,020)**	**$ (268,323)**
Per share data:				
Net loss attributable to Pagaya Technologies Ltd. shareholders	$ (21,752)	$ (74,789)	$ (114,020)	$ (268,323)
Less: Undistributed earnings allocated to participated securities	—	—	—	(12,205)
Net loss attributable to Pagaya Technologies Ltd. ordinary shareholders	$ (21,752)	$ (74,789)	$ (114,020)	$ (280,528)
Net loss per share:				
Basic and Diluted[2]	$ (0.03)	$ (0.11)	$ (0.16)	$ (0.73)
Non-GAAP adjusted net income (loss)[3]	**$ 14,296**	**$ (14,440)**	**$ 4,167**	**$ (28,981)**
Non-GAAP adjusted net income (loss) per share:				
Basic[2]	$ 0.02	$ (0.02)	$ 0.01	$ (0.08)
Diluted[2]	$ 0.02	$ (0.02)	$ 0.01	$ (0.08)
Weighted average shares outstanding (Class A and Class B):				
Basic[2]	728,563,796	679,431,901	715,411,921	381,831,895
Diluted[2]	796,392,671	964,179,889	738,147,927	666,968,467

1. The following table sets forth share-based compensation for the periods indicated below:

	Three Months Ended September 30, 2023	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022
Research and development	$ 3,467	$ 16,208	$ 8,915	$ 71,687
Selling and marketing	3,469	15,645	10,979	54,534
General and administrative	13,801	28,449	37,418	92,022
Total	**$ 20,737**	**$ 60,302**	**$ 57,312**	**$ 218,243**

2. Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022

3. See "Reconciliation of Non-GAAP Financial Measures."

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25 September 30, 2023 December 31, 2022 (In thousands) (Unaudited) (Audited) Assets Current assets: Cash and cash equivalents $ 252,578 $ 309,793 Restricted cash 26,280 22,539 Fees and other receivables 67,460 59,219 Investments in loans and securities 249 1,007 Prepaid expenses and other current assets 27,353 27,258 Income tax receivable 4,073 — Total current assets 377,993 419,816 Restricted cash 5,320 4,744 Fees and other receivables 35,393 38,774 Investments in loans and securities 665,405 462,969 Equity method and other investments 26,550 25,894 Right-of-use assets 54,587 61,077 Property and equipment, net 40,680 31,663 Goodwill 10,945 — Intangible assets 3,189 — Prepaid expenses and other assets 145 142 Total non-current assets 842,214 625,263 Total Assets $ 1,220,207 $ 1,045,079 Liabilities and Shareholders’ Equity Current liabilities: Accounts payable $1,299 $1,739 Accrued expenses and other liabilities 29,332 49,496 Operating lease liability - current 6,213 8,530 Secured borrowing - current 44,193 61,829 Income taxes payable - current 591 6,424 Total current liabilities 81,628 128,018 Non-current liabilities: Warrant liability 5,163 1,400 Revolving credit facility 100,000 15,000 Secured borrowing - non-current 227,356 77,802 Operating lease liability - non-current 41,116 49,097 Income taxes payable - non-current 18,261 7,771 Deferred tax liabilities, net - non-current 581 568 Total non-current liabilities 392,477 151,638 Total Liabilities 474,105 279,656 Redeemable convertible preferred shares 74,250 — Shareholders’ equity: Additional paid-in capital 1,060,166 968,432 Accumulated other comprehensive income (loss) 3,985 (713) Accumulated deficit (528,219) (414,199) Total Pagaya Technologies Ltd. shareholders’ equity 535,932 553,520 Noncontrolling interests 135,920 211,903 Total shareholders’ equity 671,852 765,423 Total Liabilities, Redeemable Convertible Preferred Shares, and Shareholders’ Equity $ 1,220,207 $ 1,045,079 Consolidated Statements of Financial Position

26 Nine Months Ended September 30, (In thousands) 2023 2022 Cash flows from operating activities Net loss including noncontrolling interests $ (176,702) $ (240,566) Adjustments to reconcile net income (loss) to net cash used in operating activities: Equity method income (loss) (655) (5,670) Depreciation and amortization 13,161 4,077 Share-based compensation 57,312 223,007 Fair value adjustment to warrant liability 3,763 (9,408) Issuance of ordinary shares related to commitment shares — 1,000 Impairment loss on available-for-sale debt securities 115,644 10,706 Write-off of capitalized software 1,935 — Tax benefit related to release of valuation allowance (1,162) — Gain on foreign exchange (302) — Change in operating assets and liabilities: Fees and other receivables (7,666) (31,832) Deferred tax assets, net — (2,820) Deferred tax liabilities, net 13 — Prepaid expenses and other assets 1,812 (18,530) Right-of-use assets 6,435 2,322 Accounts payable (374) (9,097) Accrued expenses and other liabilities (16,682) 23,250 Operating lease liability (6,433) (6,204) Income tax receivable / payable 529 21,885 Net cash used in operating activities (9,372) (37,880) Cash flows from investing activities Proceeds from the sale/maturity/prepayment of: Investments in loans and securities 134,101 88,538 Short-term deposits — 5,020 Equity method and other investments — 453 Cash and restricted cash acquired from Darwin Homes, Inc. 1,608 — Payments for the purchase of: Investments in loans and securities (436,242) (261,806) Property and equipment (15,555) (18,266) Equity method and other investments — (5,749) Net cash used in investing activities (316,088) (191,810) Cash flows from financing activities Proceeds from sale of ordinary shares in connection with the Business Combination and PIPE Investment, net of issuance costs — 291,872 Proceeds from secured borrowing 314,276 94,094 Proceeds received from noncontrolling interests 19,235 92,988 Proceeds from revolving credit facility 110,000 26,000 Proceeds from exercise of stock options 2,538 1,480 Distributions made to noncontrolling interests (39,321) (70,255) Payments made to revolving credit facility (25,000) (26,000) Payments made to secured borrowing (182,358) (18,245) Settlement of share-based compensation in satisfaction of tax withholding requirements (650) — Proceeds from issuance of ordinary shares from the Equity Financing Purchase Agreement 3,793 — Proceeds from issuance of redeemable convertible preferred shares, net of issuance costs 74,250 — Net cash provided by financing activities 276,763 391,934 Effect of exchange rate changes on cash, cash equivalents and restricted cash (4,201) — Net increase (decrease) in cash, cash equivalents and restricted cash (52,898) 162,244 Cash, cash equivalents and restricted cash, beginning of period 337,076 204,575 Cash, cash equivalents and restricted cash, end of period $ 284,178 $ 366,819 Consolidated Statements of Cash Flows (Unaudited)

Reconciliation of Non-GAAP Financial Measures (Unaudited)

($ in thousands, unless otherwise noted)	Three Months Ended September 30, 2023	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022
Net Loss Attributable to Pagaya Technologies Ltd.	**$ (21,752)**	**$ (74,789)**	**$ (114,020)**	**$ (268,323)**
Adjusted to exclude the following:				
Share-based compensation	20,737	60,302	57,312	223,007
Fair value adjustment to warrant liability	1,328	(3,000)	3,763	(9,408)
Impairment loss on certain investments	9,130	—	39,778	—
Write-off of capitalized software	305	—	1,935	—
Restructuring expenses	484	—	5,450	—
Transaction-related expenses	2,472	—	4,497	—
Non-recurring expenses	1,592	3,047	5,452	25,743
Adjusted Net Income (Loss)	**$ 14,296**	**$ (14,440)**	**$ 4,167**	**$ (28,981)**
Adjusted to exclude the following:				
Interest expenses	9,918	243	19,932	3,420
Income tax expense (benefit)	(1,158)	6,065	10,515	25,604
Depreciation and amortization	5,205	2,929	13,189	4,077
Adjusted EBITDA	**$ 28,261**	**$ (5,203)**	**$ 47,803**	**$ 4,120**

($ in thousands, unless otherwise noted)	Three Months Ended September 30, 2023	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022
Fee Revenue Less Production Costs (FRLPC):				
Revenue from fees	$ 201,447	$ 185,614	$ 562,386	$ 507,241
Production costs	128,792	129,115	374,462	326,375
Fee Revenue Less Production Costs (FRLPC)	**$ 72,655**	**$ 56,499**	**$ 187,924**	**$ 180,866**
Fee Revenue Less Production Costs Margin (FRLPC Margin):				
Fee Revenue Less Production Costs (FRLPC)	$ 72,655	$ 56,499	$ 187,924	$ 180,866
Network Volume (in millions)	2,112	1,924	5,919	5,521
Fee Revenue Less Production Costs Margin (FRLPC Margin)	**3.4%**	**2.9%**	**3.2%**	**3.3%**

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